SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 1st of October, 2003

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation

(Registrant)

Date: October 1, 2003

       s.   Hermann Derbuch

        Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

Press Release

                           For immediate release

TWIN MINING’S ATLANTA GOLD PROJECT

RECEIVES IMPROVED GOLD LEACH RECOVERY TEST RESULTS

Toronto, Ontario, (October 1, 2003) – Twin Mining Corporation (“Twin Mining”) (TWG-TSX) is pleased to announce the successful completion of heap leach gold recovery tests on nearly 2 tonnes of gold ore from the Monarch Pit.

The tests, which were performed on two ore crush sizes, ½ inch (12.7mm) and 3/8 inch (9.5mm), revealed a gold extraction over 121 days of more than 70%. This compares well with the recovery rates obtained from similar gold projects in North and South America.

Atlanta Project – Final Column Leach Results

Sample	Crush Size	Calculated Head Grade-Gold	Gold Extraction
Monarch Pit High Extraction*	0.5 inch (12.7 mm)	0.089 oz/ton (3.04 g/tonne)	77%
Monarch Pit High Extraction	0.375 inch (9.5 mm)	0.076 oz/ton (2.60 g/tonne)	75%
Monarch Pit Moderate Extraction	0.5 inch (12.7 mm)	0.102 oz/ton (3.49 g/tonne)	70%
Monarch Pit Moderate Extraction	0.375 inch (9.5 mm)	0.110 oz/ton (3.76 g/tonne)	72%

* High extraction means a high recovery of gold when cyanide is applied to the heap.

Kappes Cassiday & Associates Inc. (Reno, Nevada) carried out the leach tests for Twin Mining employing 14 test columns. Final leach recovery rates for the Idaho pit are expected to be very similar to the Monarch pit gold recovery judging by results obtained over the initial 59 days. The ore in the Idaho pit is very similar to the Monarch ore and comprises approximately 25% of the total ore reserve ounces (see press release June 10, 2002).

The leach recovery rate obtained for low extraction material, which occurs approximately equally in both the Monarch and Idaho pits, was 24% to 26%. This material, which constitutes less than 10% of the recoverable ounces in the mineable ore reserves (see press release March 20, 2003), is planned to be stockpiled and leached at the most favorable economic time.

Behre Dolbear & Company, Inc. (“Behre Dolbear”) is carrying out the full feasibility study and anticipates that the total gold recovery of 65% established for the base case (see press release March 20, 2003) will be increased in the feasibility study to potentially more than 70%.

The new gold recovery rates have the potential to improve the economic attractiveness of the Atlanta Gold Project as compared to the base case, which showed after tax Internal Rates of Return of:

25.6 % for a gold price of U.S.$325/oz

31.4 % for a gold price of U.S.$350/oz and

43.1 % for a gold price of U.S.$400/oz as modeled by Behre Dolbear.

Moreover, the bankable feasibility study is on track to be completed early 2004.

Mr. Derek Rance, P.Eng., Behre Dolbear’s Canadian President,. is Twin Mining’s “Qualified Person” as defined by National Instrument 43-101.

Twin Mining’s assets comprise diamond properties under exploration in Canada’s eastern Arctic and gold properties under exploration in Quebec and in development in Idaho, U.S.A.

For further information contact:  Hermann Derbuch, P.Eng.,

          Chairman, President & CEO

                                                     Tel.: (416) 777-0013   Fax: (416) 777-0014

                                                     E-mail: info@twinmining.com